AB 8/1

AP 7/29



12061898

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 20 2012
DIVISION OF TRADING & MARKETS

UN
SECURITIES AN
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPRING HILL CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 AVENUE OF AMERICAS - 26TH FLOOR
(No. and Street)

NEW YORK NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALVATORE ALBANESE & CO. LLC
(Name – *if individual, state last, first, middle name*)

65 EAST JOHN STREET HICKSVILLE N.Y. 11801
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPRING HILL CAPITAL MARKETS LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPRING HILL CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Salvatore Albanese & Co.
CERTIFIED PUBLIC ACCOUNTANTS

SPRING HILL CAPITAL MARKETS, LLC
ANNUAL REPORT
DECEMBER 31, 2011

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL REPORTS

Salvatore Albanese & Co.
CERTIFIED PUBLIC ACCOUNTANTS

Salvatore Albanese & Co.
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Spring Hill Capital Markets, LLC
New York, New York

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Spring Hill Capital Markets, LLC as of December 31, 2011 and 2010, and the related statements of income and members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spring Hill Capital Markets, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows, for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental reports is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Salvatore Albanese, CPA
Salvatore Albanese & Co., LLC

New York, New York
February 8, 2012

2 Penn Plaza, New York, NY 10001
Tel: (212) 714-0064 Fax: (212) 629-9553
65 East John Street, Hicksville, NY 11801
Tel: (516) 417-8503 Fax: (516) 213-4895
www.salalbanese.com

SPRING HILL CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

ASSETS	2011	2010
Cash and Cash Equivalents	$191,412	$767,707
Receivable from Clearing Broker	503,123	211,286
Due from Related Parties	5,000	20,000
Prepaid Expenses	62,744	-
Total Current Assets	762,279	998,993
Property and Equipment, less Accumulated Depreciation of $6,328 and $2,066	112,482	28,921
Organizational Costs, less Accumulated Amortization of $107,977 and $53,977	161,908	215,908
Total Other Assets	274,390	244,829
TOTAL ASSETS	**$1,036,669**	**$1,243,822**

LIABILITIES AND MEMBERS' EQUITY

	2011	2010
Liabilities		
Accounts Payable	$280,524	$ 144,357
Due to Related Party	250,000	135,422
Total Current Liabilities	530,524	279,779
Members' Equity	506,145	964,043
TOTAL LIABILITIES & MEMBERS' EQUITY	**$1,036,669**	**$1,243,822**

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

SPRING HILL CAPITAL MARKETS, LLC
STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Income		
Commissions	$12,209,298	$9,149,238
Underwriting Fees	-	288,756
Interest	1,771	5,743
Other Income	-	20,000
	12,211,069	9,463,737
Operating Expenses		
Salaries and Employee Benefits	2,930,288	3,657,740
Commission Expense	6,055,461	1,150,000
Execution & Clearing Expenses	1,118,015	1,149,259
Professional Fees	50,513	305,415
Data Processing and Communications	232,262	125,949
Rent Expense	418,410	149,853
Other Expenses	187,935	35,194
Depreciation & Amortization	58,262	56,043
Travel & Entertainment	228,821	-
Total Operating Expenses	11,279,967	6,629,453
Net Income	**931,102**	**2,834,284**
Members' Equity at the Beginning of the Year	964,043	235,000
Capital Contributions	-	30,987
Capital Distributions	(1,389,000)	(2,136,228)
Members' Equity at the End of the Year	**$506,145**	**$964,043**

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

SPRING HILL CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

CASH FLOWS FROM OPERATING ACTIVITIES	2011	2010
Net income from operations	$931,102	$2,834,286
Adjustments to Reconcile Net Income Provided by Operating Activities:		
Depreciation and Amortization	58,282	56,043
Decrease (Increase) in Operating Assets		
Accounts Receivable	(291,837)	(211,286)
Due from Related Party	15,000	(10,000)
Prepaid Expenses	(62,744)	-
Increase (Decrease) in Operating Liabilities		
Accounts Payable	136,167	(57,062)
Due from Related Party SHMC	114,558	135,422
Due from Related Party SHCP	-	(235,025)
Net Cash Provided by Operating Activities	**900,528**	**2,512,378**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Equipment	(87,823)	(30,987)
Organizational Costs	-	(43,468)
Net Cash Used by Investing Activities	**(87,823)**	**(74,455)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Members-net	(1,389,000)	(1,870,216)
Net Cash Used by Financing Activites	**(1,389,000)**	**(1,870,216)**
Net Increase (Decrease) in Cash	**(576,295)**	**567,707**
Cash and Cash Equivalents at the Beginning of the Year	767,707	200,000
Cash and Cash Equivalents at the End of the Year	$191,412	$767,707

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

SPRING HILL CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Spring Hill Capital Markets, LLC, hereinafter referred to as "the Company", was formed on April 22, 2009 in Delaware and is a wholly owned subsidiary of Spring Hill Holding, LLC a Delaware Limited Liability Company. The Company is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes thereto are the representation of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, conducting agency transactions, on behalf of its customers.

Securities Transactions

Commission income and related execution and clearing charges are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed as a partnership for income tax purposes. As such, the members of the Company's parent company, Spring Hill Holding, LLC, include their share of the income and losses in their respective income tax returns. Accordingly, no federal or state income taxes are payable by the Company.

Depreciation and Amortization

Depreciation and amortization are provided on a straight line method using estimated useful lives of the assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

At December 31, 2011, the financial instruments that potentially expose the Company to concentrations of credit risk consist principally of money market funds held by its Bank. During 2011, the Company maintained cash balances on deposit with the financial institution which, from time to time, exceeded the Federal Depository Insurance Corporation limit and subjected the Company to concentration of credit risk. The Company believes that it is not exposed to any significant credit risk on such deposits.

The commissions receivable are from the Company's carrying broker. The Company does not believe that the concentration of credit risk of the aforementioned financial instruments represents a material risk of loss with respect to its financial position as of December 31, 2011.

NOTE 4 - RECEIVABLE FROM CLEARING ORGANIZATION

Amounts Receivable from the Clearing Broker at December 31, 2011 and 2010, consists of commission receivables of $503,123 and $211,286, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the net capital rule) under the Securities Exchange Act of 1934. The basic concept of the rule which is liquidity requires a broker-dealer to have at all times, sufficient liquid assets to cover its current indebtedness.

Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding 15 times its "net capital" as those terms are defined. On December 31, 2011, the aggregate indebtedness and net capital of the Company were $280,524 and $164,011, respectively. The required minimum net capital for this same date was $100,000, resulting in excess net capital of $164,011.

NOTE 6 - OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers.

In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the Receivable from Clearing Broker is pursuant to these clearance agreements.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Lease

On October 6, 2009, Spring Hill Management Company (a related entity of the Company) entered into an operating lease for office space that will expire on October 26, 2012. Minimum future rental payments under this non-cancelable operating lease are $ $791,606 for the 10 months in 2012.

Arbitration

A former employee of the company commenced an arbitration against the company seeking $650,000 in allegedly unpaid compensation, the company believes the case is without merit and does not expect an unfavorable outcome. No allowance has been included on the financials.

SPRING HILL CAPITAL MARKETS, LLC
FINANCIAL STATEMENT SUPPLEMENTAL REPORTS
DECEMBER 31, 2011

TABLE OF CONTENTS

SPRING HILL CAPITAL MARKETS, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL (RULE 15C 3-3)
AND RELATED RECONCILIATION
FOR THE YEARS ENDED DECEMBER 31, 2011

Total Members' Equity		$ 506,145
Deductions and/or charges:		
Nonallowable assets:		
Due from Related Party	$ 5,000	
Prepaid Expenses	62,744	
Property and Equipment, net of Accumulated Depreciation and Amortization	274,390	
		342,134
Net Capital		**164,011**
Minimum Net Capital Requirement		100,000
Excess Net Capital		**$ 64,011**
Ratio of aggregate indebtedness to net capital		1.71 to 1

Reconciliation of Material Differences:

Net Capital per Above Computation	$ 164,011
Net Capital per Focus Report Filed	154,094
Difference	**$ 9,917**

Difference Accounted for as Follows:

Net Audit Adjustments	$ 9,917
Difference per Above Reconciliation	$ 9,917

Salvatore Albanese & Co.
CERTIFIED PUBLIC ACCOUNTANTS

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Spring Hill Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Spring Hill Capital Markets, LLC (the Company), for the year ended December 31, 2011, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2 Penn Plaza, New York, NY 10001
Tel: (212) 714-0064 Fax: (212) 629-9553

65 East John Street, Hicksville, NY 11801
Tel: (516) 417-8503 Fax: (516) 213-4895

www.salalbanese.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation
to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Salvatore Albanese CPA
Salvatore Albanese & Co., LLC
New York, New York
February 8, 2012

Salvatore Albanese & Co.
CERTIFIED PUBLIC ACCOUNTANTS

Spring Hill Capital Markets, LLC
1095 Avenue of the Americas 26th Fl
New York, NY 10036

February 25, 2012

Securities Investor Protection Corporation Report:

We have audited the General Assessment Reconciliation (SIPC-7) for the year ended December 31, 2011 of Spring Hill Capital Markets, LLC. The assessment was determined fairly in accordance with the applicable instructions.

Respectfully submitted,

Salvatore Albanese & Co. LLC

2 Penn Plaza, New York, NY 10001
Tel: (212) 714-0064 Fax: (212) 629-9553

65 East John Street, Hicksville, NY 11801
Tel: (516) 417-8503 Fax: (516) 213-4895

www.salalbanese.com